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                          UNITED STATES SECURITIES AND
                               EXCHANGE COMMISSION
                             Washington, D.C. 20549
                   -------------------------------------------


                                    FORM 11-K

                     Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934

                     For the fiscal year ended June 30, 1998







                                 ALGOMA CENTRAL
                          EMPLOYEE STOCK PURCHASE PLAN
                   -------------------------------------------

                            (Full title of the Plan)







                  Wisconsin Central Transportation Corporation
                  (Employer sponsoring the Plan, issuer of the
                    participations in the Plan and issuer of
                      the shares held pursuant to the Plan)





                        6250 North River Road, Suite 9000
                            Rosemont, Illinois 60018
                    (Address of principal executive offices)













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




                                ALGOMA CENTRAL
                          EMPLOYEE STOCK PURCHASE PLAN


                                  FORM 11-K

                         Fiscal Year Ended June 30, 1998



CONTENTS                                                                    PAGE
--------                                                                    ----

Independent Auditors' Report...........................................       1

Statements of Net Assets Available for Benefits........................       2

Statements of Changes in Net Assets Available for Benefits.............       3

Notes to Financial Statements..........................................       4

Signatures.............................................................       7

Index to Exhibits......................................................       8

Exhibit No. 23 - Consent of Independent Public Accountants.............       9

                          Independent Auditors' Report


To Algoma Central Employee Stock
    Purchase Plan Administration Committee:

We have audited the accompanying statements of net assets available for benefits of the Algoma Central Employee Stock Purchase Plan (the "Plan") as of June 30, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years ended June 30, 1998 and 1997 and the six month period ended June 30, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1998 and 1997, and the changes in net assets available for benefits for the years ended June 30, 1998 and 1997 and the six month period ended June 30, 1996, in conformity with generally accepted accounting principles.


                                       KPMG Peat Marwick LLP



Chicago, Illinois
September 4, 1998


                                ALGOMA CENTRAL
                         EMPLOYEE STOCK PURCHASE PLAN

                Statements of Net Assets Available For Benefits

                            June 30, 1998 and 1997



                                                                                              June 30,
                                                                                        1998             1997
                                                                                    ----------       ----------

Cash.............................................................................   $      726       $    1,493

Wisconsin Central Transportation Corporation stock options, at quoted fair market value (7,781 and 5,541 options, respectively,
    total cost $150,485 and $153,043, respectively)..............................      177,018          202,579
                                                                                    ----------       ----------

Net assets available for benefits................................................   $  177,744       $  204,072
                                                                                    ==========       ==========


              The accompanying notes to financial statements are an
                  integral part of these financial statements.




                                  ALGOMA CENTRAL
                           EMPLOYEE STOCK PURCHASE PLAN

              Statements of Changes in Net Assets Available for Benefits

For the Fiscal Years Ended June 30, 1998 and 1997 and the Six Month Period Ended June 30, 1996



                                                                                 June 30,
                                                                    1998           1997          1996
                                                               -----------    -----------    ----------

Net assets available for benefits,
    beginning of fiscal year................................   $   204,072    $   265,840    $      ---

Increase (decrease) during year:

    Participants' payroll deductions........................       151,211        154,536       113,752

    Unrealized 15% discount on price of stock...............        26,533         27,040        20,012

    Unrealized appreciation in the fair
       market value of stock options........................           ---         22,496       132,076

    Stock issued, at fair market value,
       and cash paid to participants........................      (204,072)      (265,840)          ---
                                                               -----------    -----------    ----------

Net assets available for benefits,
    end of fiscal year......................................   $   177,744    $   204,072    $  265,840
                                                               ===========    ===========    ==========


              The accompanying notes to financial statements are an
                  integral part of these financial statements.


                                 ALGOMA CENTRAL
                          EMPLOYEE STOCK PURCHASE PLAN

                          Notes to Financial Statements



(1)    Summary of Significant Accounting Policies

       The financial statements of the Algoma Central Employee Stock Purchase Plan (the "Plan") are prepared under the accrual method of accounting. The Plan's investments are stated at fair value.

       All administrative expenses of the Plan are paid by the Plan's sponsor, Wisconsin Central Transportation Corporation (the "Company"). All amounts herein are stated in U.S. dollars.

(2)    Basis of Presentation - Stock Split

       On May 16, 1996, the Company's Board of Directors announced a three-for-one split of the Company's common stock in the form of a common stock dividend to shareholders of record as of May 17, 1996 which was effective May 31, 1996. The stated par value of each share was not changed from $.01. All share and per share amounts have been restated to reflect the stock split.

(3)    Description of Plan

       The Plan was established in 1995 by the Company to furnish eligible employees (see "Eligibility") of Algoma Central Railway Inc. ("ACRI") a mechanism for voluntarily purchasing shares of the Company's common stock ("Common Stock") from the Company at a discount by exercising options to purchase Common Stock ("Options") under the Plan. The Plan is administered by a Plan Administration Committee (the "Committee") composed of members of the Company's Board of Directors. Eligible employees are subject to Canadian Federal and Provincial income taxes.

       Eligibility

       The Plan covers all full-time employees of ACRI who have had at least twelve months of continuous service preceding the date of the grant of Options, except any employee owning 5% or more of the total voting stock of the Company and certain highly compensated employees ("Eligible Employees"). Notwithstanding the limitations of the preceding sentence with respect to twelve months of continuous service, employees who had at least nine months of continuous service as of the end of December 1995 (and were otherwise eligible to participate in the Plan) were eligible to participate in the Plan with respect to options granted on January 1, 1996. At June 30, 1998, 86 Eligible Employees participated in the Plan.

       Grant of Options

       Under the Plan, the Company grants Options to all Eligible Employees once each year on a date selected by the Committee ("Date of Grant"). For the fiscal years ended June 30, 1998 and 1997 and the six month period ended June 30, 1996, the Date of Grant was July 1, 1997, July 1, 1996 and January 1, 1996, respectively. The term of each Option is twelve months beginning on the Date of Grant, or such other period as the Committee may determine. For the six month period ended June 30, 1996, the Committee determined that the term of the Options granted on January 1, 1996 was six months. The last day of each option period is the date on which the applicable Options may be exercised ("Date of Exercise"). For the fiscal years ended June 30, 1998 and 1997 and the six month period ended June 30, 1996, the Date of Exercise was June 30, 1998, 1997 and 1996, respectively. The number of shares subject to Option for each participant is the quotient of the aggregate payroll deductions authorized by the participant for the option period divided by the applicable option price per share; provided, however, that the maximum number of shares for which Options may be granted to a participant for any option period shall not exceed $25,000 divided by the lesser of (i) 85% of the fair market value of the Common Stock on the Date of Exercise or (ii) 85% of the fair market value of the Common Stock on the Date of

       Grant. For purposes of the Plan, "fair market value"of the Common Stock on each of the Date of Grant, the Date of Exercise or other applicable date is determined on the basis of the per share closing price of the last sale of the Common Stock immediately prior to the applicable date as reported by NASDAQ or, if listed on a stock exchange, as reported in the published reports of composite transactions for the exchange.

       Exercise of Options

       Each participant is considered to have exercised his or her Option on the Date of Exercise to the extent of the maximum number of whole shares of the Company's Common Stock that may be purchased with the balance on that date in the participant's account under the Plan for such Option. Any balance in such account after payment of the option price is refunded to the employee. The Company will issue to each participant, in the participant's name or in joint tenancy, the number of whole shares of Common Stock acquired on exercise of an option on the first day following the term of an Option.

       Notwithstanding the provisions of the Plan that contemplate the issuance of shares of Common Stock to participants on the Date of Exercise, the Committee may elect to make a cash payment to all participants who exercise options on any Date of Exercise in lieu of issuing shares of Common Stock to each such participant. Any such cash payment to a participant shall be an amount equal to the whole number of shares of Common Stock that would have been issued to such participant upon exercise of the Option multiplied by the fair market value of the Common Stock on the Date of Exercise, including the refund of any balance in the participant accounts after payment of the option price. For the fiscal year ended June 30, 1997 and the six month period ended June 30, 1996, the Committee elected to make a cash payment in lieu of issuing shares of Common Stock.

       The option price per share is equal to the lesser of (i) 85% of the fair market value of the Common Stock on the Date of Exercise or (ii) 85% of the fair market value of the Common Stock on the Date of Grant, or such other option price as the Committee may determine for any option period prior to the first day of such option period. For the six month period ended June 30, 1996, the Committee determined that the option price for purposes of the Date of Grant would be based on the fair market value of the Company's Common Stock on July 1, 1995. The following summarizes the fair market value of the Company's Common Stock as of the Date of Exercise and the Date of Grant, as well as the discounted price offered to employees under the Plan for the fiscal years ended June 30, 1998 and 1997 and the six month period ended June 30, 1996:


                                                                         Fair Market               Discounted
                                     Date                                    Value     Discount       Price
                                     ----                                 ---------    --------     ---------

       Fiscal year ended June 30, 1998:
           July 1, 1997...............................................    $   36.56    $   5.48     $   31.08
           June 30, 1998..............................................        22.75        3.41         19.34

       Fiscal year ended June 30, 1997:
           July 1, 1996...............................................    $   32.50    $   4.88     $   27.62
           June 30, 1997..............................................        36.56        5.48         31.08

       Six month period ended June 30, 1996:
           July 1, 1995...............................................    $   16.33    $   2.45     $   13.88
           June 30, 1996..............................................        32.50        4.88         27.62


       Contributions to the Plan

       Eligible employees may contribute annually to the Plan up to the smaller of (1) 7.5% (or another percentage as established by the Committee) of their annual compensation (not including incentives, bonuses, overtime, extended work-week premiums or other special payments, fees or allowances) or (2) an amount which complies with the $25,000 limitation discussed previously. For the six month period ended June 30, 1996, the Committee established the percent of compensation at 15%.

       Participant Accounts

       All payroll deductions and other receipts from participants during the term of an Option are held in the general assets of the Company and credited to a special account established under the Plan in the employee's name. No interest is paid or credited to amounts accumulated in the special account under the Plan. On the first business day following the term of an Option, the Company will issue whole shares of Common Stock in return for the funds accumulated in the special account under the Plan. Any balance in the special account after the Common Stock is issued is refunded to the employee. For the fiscal year ended June 30, 1997 and the six month period ended June 30, 1996, the Committee elected to make a cash payment to all participants in lieu of issuing shares of Common Stock.

       Withdrawals

       An employee can withdraw from the Plan at any time with proper notice. Withdrawal from the Plan is also effected by termination of service with ACRI. Employees are entitled to a full refund of monies previously withheld under the Plan during the current Plan year upon withdrawal.

       Stock Subject to the Plan

       The Common Stock which may be issued pursuant to Options under the Plan is limited to 225,000 shares of Common Stock. For the fiscal year ended June 30, 1998, 7,781 shares of Common Stock were issued. For the fiscal year ended June 30, 1997 and the six month period ended June 30, 1996, cash payment was made in lieu of issuing shares of Common Stock. As a result, 217,219 shares remain issuable at June 30, 1998.

(4)    Cash Payable to Participants

       For the fiscal year ended June 30, 1998, participant deductions under the Plan amounted to $151,211. Utilizing the discounted exercise price of the Common Stock offered to participants ($19.34 for the fiscal year ended June 30, 1998), these deductions were used to purchase 7,781 whole shares of Common Stock for participants for the fiscal year ended June 30, 1998. The cash remaining in the Plan after purchasing whole shares ($726 for the fiscal year ended June 30, 1998) was refunded to employees as part of their August 1, 1998 payroll checks. Stock certificates issued to participants on July 1, 1998 from the exercise of options for the fiscal year ended June 30, 1998, were mailed to participants by EquiServe, the Company's transfer agent. For the fiscal year ended June 30, 1997 and the six month period ended June 30, 1996, participant deductions under the Plan amounted to $154,536 and $113,752, respectively. Utilizing the discounted exercise price of the Common Stock offered to participants ($27.62 and $13.88 for the fiscal year ended June 30, 1997 and the six month period ended June 30, 1996, respectively), the cash payment made in lieu of issuing shares was equivalent to the fair market value of 5,541 shares of Common Stock for the fiscal year ended June 30, 1997 and 8,168 shares of Common Stock for the six month period ended June 30, 1996, in addition to the refund of cash remaining of $1,493 and $380 for the fiscal year ended June 30, 1997 and the six month period ended June 30, 1996, respectively. These cash payments were made to employees on July 16, 1997 and 1996.

(5)    Wisconsin Central Transportation Corporation Stock Options

       Options owned by the Plan at June 30, 1998, 1997 and 1996 (the Dates of Exercise for the fiscal years ended June 30, 1998 and 1997 and the six month period ended June 30, 1996) are stated in the Statement of Net Assets Available for Plan Benefits at the fair market value of the Common Stock on the Exercise Dates ($22.75, $36.56 and $32.50, respectively) as reported by the NASDAQ National Market System.

(6)    Unrealized Appreciation in Employee Stock Options

     The unrealized appreciation in the value of the stock Options is the increase in the fair market value of the Company's Common Stock from the Date of Grant to the Date of Exercise multiplied by the number of Options exercised. For the fiscal year ended June 30, 1998, there was no unrealized appreciation as of the Date of Exercise. For the fiscal year ended June 30, 1997 and the six month period ended June 30, 1996, the unrealized appreciation amounted to $4.06 and $16.17 per share, respectively. In addition, the 15% discount on the purchase price of the Common Stock, which amounted to $3.41, $4.88 and $2.45 per share for the fiscal years ended
     June 30, 1998 and 1997 and the six month period ended June 30, 1996, respectively, was also unrealized.

                                 ALGOMA CENTRAL
                          EMPLOYEE STOCK PURCHASE PLAN

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                    ALGOMA CENTRAL
                                                    EMPLOYEE STOCK PURCHASE PLAN



Date: September 25, 1998                         By: /s/ Walter C. Kelly
                                                         -------------------
                                                         Walter C. Kelly
                                                         Vice President, Finance

                               INDEX TO EXHIBITS


                                                                    Sequentially
                                                                       Numbered
Exhibit No.                      Description                             Page
----------                       -----------                             ----

    23                      Consent of Independent                        11
                              Public Accountants